Exhibit (a)(1)(xi)

Ribapharm

June 23, 2003	3300 Hyland Avenue Costa Mesa, California 92626	Telephone: (714) 427-6236 Fax: (714) 641-7215

Robert W. O’Leary, Chairman and Chief Executive Officer
ICN Pharmaceuticals, Inc.
International Headquarters
ICN Plaza
3300 Hyland Avenue
Costa Mesa, California 92626

Dear Mr. O’Leary:

Ribapharm’s Board of Directors has determined that ICN’s unsolicited tender offer to acquire all outstanding shares of Ribapharm’s common stock not already held by ICN for $5.60 per share is inadequate and not in the best interests of Ribapharm and its public stockholders. This determination was made after careful consideration, including, among other things, a review of the financial aspects of ICN’s unsolicited tender offer with the Board’s independent financial advisor, Morgan Stanley & Co. Incorporated.

Accordingly, the Ribapharm Board is recommending to Ribapharm’s public stockholders that they reject ICN’s unsolicited tender offer, and we are urging Ribapharm public stockholders not to tender their shares.

Ribapharm’s Board also has adopted a stockholder rights plan that is intended to help preserve for Ribapharm’s public stockholders Ribapharm’s long-term value in the face of ICN’s unsolicited tender offer and any other offer that the Board might determine to be inadequate. Ribapharm’s Board is willing to consider alternatives that adequately recognize Ribapharm’s true long-term value.

Sincerely,

/s/ DANIEL J. PARACKA Mr. Daniel J. Paracka, Chairman of the Board Ribapharm Inc.